OBERWEIS SECURITIES, INC.
Lisle, Illinois

STATEMENT OF FINANCIAL CONDITION

Report of Independent Registered Public Accounting Firm

As of and for the Year Ended December 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number

8-49679

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **January 1, 2019** and ending **December 31, 2019**

A. REGISTRANT INFORMATION

NAME OF BROKER-DEALER:
Oberweis Securities, Inc.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
3333 Warrenville Road, Suite 500
(No. and Street)

Lisle	Illinois	60532
(City)	(State)	(Zip Code)

Official Use Only
_____
Firm ID No.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Patrick B. Joyce   (630) 577-2380
                                    (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CliftonLarsonAllen, LLP
(Name – *if individual, state last, first, middle name*)
1301 W.22nd Street, Suite 1100
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Patrick B. Joyce , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Oberweis Securities, Inc. ,as of December 31, 2019 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

_____

_____

_____

_____
Signature

_____
Executive Vice President
Title

_____
Notary Public

> THOMAS JOYCE
> Official Seal
> Notary Public – State of Illinois
> My Commission Expires Jul 12, 2021

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of general creditors.
- [X] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [X] (i) Information Relating to the Possession or Control Requirements for brokers and dealers Under Rule 15c-3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Accounting Control

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.

OBERWEIS SECURITIES, INC.

TABLE OF CONTENTS

Financial Statements

OBERWEIS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2019

ASSETS

ASSETS

Cash and cash equivalents	$ 5,481
Receivable from clearing broker-dealer	546,781
Receivable from investment company - related party	103,617
Marketable securities, at fair value (cost $8,271,691)	8,298,446
Deposits with clearing organization	187,243
Interest receivable	115,052
Other receivable	3,374
TOTAL ASSETS	$ 9,259,994

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Payable to clearing broker-dealer	$ 6,071,644
Accrued commissions	6,239
Accrued expenses and other liabilities	275,847
Total Liabilities	6,353,730
STOCKHOLDERS' EQUITY	2,906,264
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 9,259,994

See notes to financial statements.

OBERWEIS SECURITIES, INC.

NOTE 1 - Nature of Operations

Oberweis Securities, Inc. (the "Company") is an introducing broker-dealer. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). All customer transactions are executed and cleared through another registered securities broker on a fully disclosed basis. As an introducing broker, the Company conducts a general securities business, which includes stocks, bonds, municipals, options, mutual funds, variable contracts, private placements, selling group participation and "best efforts" or firm commitment underwritings, and effects transactions for its own investment account. The Company also sponsors, distributes, offers, and sells affiliated mutual funds with all mutual fund shares offered on an application-way basis or processed through its clearing broker.

NOTE 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments with maturities of three months or less at the date of acquisition.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions for the account and risk of the Company, when present, are recorded on a trade-date basis. Net gains and losses from proprietary securities transactions are recorded as trading gains in the Statement of Income. Customers' securities transactions are reported on a trade-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Revenue Recognition

The primary types of revenues earned from customers are identified as follow:

Commissions

The Company buys and sells securities on behalf of its customers. Each time customers enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and counter-party is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Revenue Sharing Agreement – Related Party

Oberweis Asset Management, Inc. ("OAM") acts as an investment advisor to the Retail Investment Advisory Program ("Program") which provides certain clients with investment advisory, custody performance reporting, execution and communication services for a fee. In consideration for the Company's trade execution and other services provided to Program clients, OAM pays a portion of the

NOTE 2 - Summary of Significant Accounting Policies (cont.)

fees it receives from the Program clients to the Company. The Company records the revenue on receipt of payment from OAM and believes that the performance obligation is satisfied over time as the services are performed. Fees are calculated and remitted to the Company from OAM quarterly and recognized as revenue at that time.

Distribution Fees – Related Party

The Company has an agreement with The Oberweis Funds (a mutual fund family)("Funds") to distribute shares of the Funds to investors. For all services provided by the Company, the Funds shall pay the Company compensation at the annual rate of .25 of 1% of the average daily net assets of Investor Class Shares, computed and accrued daily and payable monthly. Revenue is recognized daily as the performed obligation is satisfied over time as services are performed.

Service Fees - Related Party

There is an expense sharing agreement between the Company and OAM. This agreement specifies that OAM pays the Company a monthly flat fee of $20,000 for marketing, business development activities and shareholder support services. Revenue is recognized monthly as the services are performed as long as the agreement is in force.

Interests and Dividends

Interest on proprietary holdings are accrued daily and recorded monthly. Dividends, if any, are recorded upon receipt of the dividend payment.

Fair Value of Financial Instruments

The fair value of the Company's marketable securities is based on quoted market prices and other significant observable inputs.

For the year ended December 31, 2019, there have been no changes in the application of valuation methods applied to similar assets and liabilities.

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Income Taxes

The Company, with the consent of its stockholders, elected under the Internal Revenue Code to be an S Corporation effective January 1, 2009. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements. The financial statements do include a provision for state replacement taxes.

The Company is subject to the accounting standard for uncertainty in income taxes. The tax effects from an uncertain tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. When applicable, the Company has elected to record any potential penalties and interest related to uncertain tax positions as income tax expense on the Company's statement of income. The Company did not have any uncertain tax positions for the year ended December 31, 2019. Income tax returns for the years ended December 31, 2016 through 2019 remain open, and are subject to review by applicable tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events through the date of issuance of the financial statements and determined that no significant events have occurred that require disclosure.

NOTE 3 - Marketable Securities

The Company holds for its own investment account various fixed income securities and mutual fund shares. The cost and unrealized gain and loss as of and for the year ended December 31, 2019 is as follows:

Cost	$ 8,217,691
Gross unrealized gains	81,030
Gross unrealized losses	(275)
Total fair value	8,298,446
Add - receivable from clearing broker-dealer	546,781
Less - payable to clearing broker-dealer	(6,071,644)
Marketable securities, net	$ 2,773,583

Marketable securities are valued and carried at fair value on a recurring basis.

Receivable from clearing broker-dealer relates to unsettled securities transactions. Payable to clearing broker-dealer relates to securities transactions collateralized by securities owned by the Company.

NOTE 4 - Income Taxes

The income tax provision for the year ended December 31, 2019 consisted entirely of a current state tax expense of $1,710.

NOTE 5 - Retirement Plan

The Company sponsors a 401(k) plan that is funded by employee contributions and discretionary employer matching contributions. Amounts contributed to the plan by the Company for the year ended December 31, 2019 totaled $77,969.

NOTE 6 - Related Parties

The Company has an expense sharing agreement with Oberweis Asset Management, Inc. ("OAM"), which is a related party with common ownership to that of the Company.

The OAM agreement entitles the Company to monthly payments of $20,000 from OAM and the Company funds certain payroll and compensation expenses on behalf of OAM and OAM funds certain overhead and operating expenses on behalf of the Company. During the year ended December 31, 2019, the Company received a total of $1,112,807 under this agreement consisting of $240,000 of service fees, $1,041,682 of payroll costs funded by the Company less $168,875 of overhead and operating expenses funded by OAM. Additionally, in connection with the distribution and promotion of affiliated mutual funds, the Company received fees from The Oberweis Funds for services rendered.

There were no amounts due from or to OAM at December 31, 2019.

The Company sponsors The Oberweis Funds and receives distribution fees for services rendered. During 2019, fees earned were $1,494,439. As of December 31, 2019 amounts due to the Company relating to these fees were $103,617.

NOTE 7 - Fair Value of Financial Instruments

The Company follows accounting principles generally accepted in the United States of America for measuring, reporting, and disclosing fair value. These standards apply to all assets and liabilities that are measured, reported, and/or disclosed on a fair value basis.

As defined in the accounting standards, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Assets and liabilities measured, reported and/or disclosed at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Inputs to the valuation methodology are unadjusted quoted market prices for identical assets in active markets.

Level 2 - Observable market based inputs or unobservable inputs that are corroborated by market data. Inputs to the valuation methodology include

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs that are unobservable and not corroborated by market data.

NOTE 7 - Fair Value of Financial Instruments (cont.)

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There are no changes in the methodologies used at December 31, 2019:

> *Fixed Income Securities* – Classified as Level 2, as quotes may not be available from pricing vendors a variety of techniques may be used to estimate value. Estimates of value may be based on certain minimum principal amounts (e.g. $1 million) and may not reflect all of the factors that affect the value of the security, including liquidity risk. The values are not firm bids or offers. The market value of a security may differ from its purchase price and may not closely reflect the value at which the security may be sold or purchased based on various market factors. The majority of fixed income securities held by the Company are municipal bonds.

> *Mutual funds* - Classified as Level 1, as they are traded in an active market for which the Net Asset Values are readily available. The Company primarily invests in The Oberweis Funds.

The Company is responsible for the determination of fair value. The Company has not historically adjusted the prices obtained from the pricing services used. The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The table below and on the following page present the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy.

| | December 31, 2019 | | | |
	Total	Level 1	Level 2	Level 3
Mutual funds	$ 331,875	$ 331,875	$ -	$ -
Fixed income securities	7,966,571	-	7,966,571	-
Total Marketable Securities	$ 8,298,446	$ 331,875	$ 7,966,571	$ -

NOTE 8 - Stockholder Agreement

The transfer of the Company's shares is restricted by a stockholder agreement dated November 17, 2004.

NOTE 9 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to periodically review, as necessary, the credit standing of each counterparty.

NOTE 10 - Commitments and Contingent Liabilities

The Company is an introducing broker that executes and clears all transactions with and for customers on a fully-disclosed basis with another broker. In connection with this arrangement, the Company is contingently liable for the payment for securities purchased and the delivery of securities sold by customers.

NOTE 11 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.
As of December 31, 2019, the Company had net capital of $2,415,356, which was $2,315,356, in excess of its minimum required net capital of $100,000. The Company's aggregate indebtedness ratio was 0.12 to 1. No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2019 FOCUS filing.

NOTE 12 - Reserve Requirements

The computation for determination of the reserve requirement under Rule 15c3-3 and the information relating to the possession or control requirements under Rule 15c3-3 are not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).



CLA (CliftonLarsonAllen LLP)
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Oberweis Securities, Inc.
Lisle, Illinois

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Oberweis Securities, Inc. (the Company as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

We have served as the Company's auditor since 2018.

Milwaukee, Wisconsin
February 19, 2020

A member of

Nexia
International